Exhibit 99.1

Canaan Secures Substantial Order of 17,352 Bitcoin Mining Machines from Mawson

BEIJING, August 13, 2021 /PRNewswire/ — Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today announced that it has received from Mawson Infrastructure Group Inc. (OTCQB: MIGI) (“Mawson”) a purchase order (the “Order”) for 17,352 bitcoin mining machines with an aggregate operating hash power of 1.5EH. According to the terms of the Order, the Company will deliver the latest generations of its Avalon A1166 and A1246 bitcoin mining machines to Mawson’s operations in the U.S. and Australia throughout 2021 and 2022.

The Order is in addition to Mawson’s previous order placed earlier this year for 11,760 of the Company’s A1246 bitcoin mining machines with an aggregate operating hash power of 1.05EH.

Headquartered in Sydney, Australia, Mawson is a global digital infrastructure provider with diversified operations across cryptocurrency mining and digital asset management. Mawson currently conducts its bitcoin mining operations in both the U.S. and Australia.

Mr. Nangeng Zhang, Chairman and Chief Executive Officer of Canaan, commented, “We are pleased to further enhance our partnership with Mawson. With potent computing performance, we are bringing our next-generation mining solutions to a growing cohort of renowned international miners. Meanwhile, by strengthening our supply chain management, we have also secured our production capacity and ensured the timely delivery of our products to support our clients in their mining capacity expansions. Looking ahead, we will remain focused on our growth strategies for overseas advancement, R&D investment, and supply chain cultivation to augment the sustainability of our business development.”

About Canaan Inc.

Established in 2013, Canaan (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production and software services. The company’s vision is “super computing is what we do, social enrichment is why we do”. Canaan has a rich experience in chip design and streamlined production in the ASIC field. In 2013, it released and mass produced its first ASIC Bitcoin mining machine. In 2018, Canaan released the world’s first 7nm ASIC chip, providing energy efficient computing equipment to the cryptocurrency mining industry. In the same year, Canaan released the world’s first RISC-V architecture commercial edge AI chip, further harnessing the potential of ASIC technology in the field of high-performance computing and artificial intelligence.

Safe Harbor Statement

This announcement contains forward–looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward–looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward–looking statements. Canaan Inc. may also make written or oral forward–looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20–F and 6–K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward–looking statements. Forward–looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward–looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the Bitcoin industry and the price of Bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its Bitcoin mining equipment; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies; fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F–1, as amended, and its annual reports on Form 20–F. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward–looking statement, except as required under applicable law.

Investor Relations Contact

Canaan Inc.

Mr. Shaoke Li

Email: IR@canaan-creative.com

ICR Inc.

Robin Yang

Tel: +1 (347) 396-3281

Email: canaan.ir@icrinc.com